August 8, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Mail Stop 4561

Attention:    Jonathan Wiggins
      Staff Accountant

Re:         Excellency Investment Realty Trust, Inc.
Item 4.01 Form 8-K
Filed June 12, 2008
File No. 000-50675

Ladies and Gentlemen:

We are in receipt of the comments of the Securities and Exchange Commission (the “Commission”) to the Item 4.01 Form 8-K of Excellency Investment Realty Trust, Inc. (the “Company”), filed June 12, 2008 (the “Form 8-K”), by letter dated June 13, 2008 to Mr. David Mladen, the Company’s President and Chief Executive Officer, and have set forth below the Company’s responses.  The responses correspond to the numbered items in the Commission’s letter.  For your convenience, we have also inserted each of your comments above the corresponding response.  In addition, we are transmitting herewith an amendment to the Form 8-K (the “Form 8-K/A”), which reflects, where appropriate, the comments in your letter.

Item 4.01

1.
SEC Comment:  Please amend Item 4.01 of your Form 8-K to disclose whether the former accountant’s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  See Item 304(a)(1)(ii) of Regulation S-B.

Response: The Form 8-K has been amended accordingly. Please see the Form 8-K/A filed simultaneously herewith.

1540 Broadway, 24th Floor  w  New York, New York 10036-4039  w  telephone ..212.751.4300  w  facsimile 212.751.0928

Albany  w  Boca Raton  w  Buffalo  w  Johnstown  w  New York  w  Palm Beach  w  Toronto  w  www.hodgsonruss.com

Securities and Exchange Commission August 8, 2008 Page 2

2.
SEC Comment:  Also amend your Form 8-K to cover the interim period from the date of the last audited financial statements to June 6, 2008, the date of dismissal.  See Item 304(a)(1)(iv) of Regulation S-B.  Also, please revise your statement regarding “reportable events” to be consistent with the language of Regulation S-B and to cite Item 304(a)(1)(iv).  Include an updated letter from the former accountants addressing the revised disclosures in the amendment.

Response: The Form 8-K has been amended accordingly. Please see the Form 8-K/A filed simultaneously herewith, which includes an updated Exhibit 16 letter from the Company’s former accountant.

In connection with the Company’s responses to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned or Eric Mendelson of our office with any questions or further comments.

Very truly yours,

/s/ Jeffrey A. Rinde
Jeffrey A. Rinde, Esq.
Partner of the Firm